UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bennett Environmental Inc.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

081906109

(Cusip Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

CUSIP No. 081906109			Page 2 of 5

1.	Name of Reporting Person: John Bennett		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 642,625

		6.	Shared Voting Power: 1,137,494

		7.	Sole Dispositive Power: 642,625

		8.	Shared Dispositive Power: 1,137,494

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,780,119

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.6%

12.	Type of Reporting Person: IN

CUSIP No. 081906109	Page 3 of 5

Item 1(a).	Name of Issuer:

Bennett Environmental Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite 208, 1540 Cornwall Road Oakville, Ontario L6J 7W5 Canada

Item 2(a). – (c).	Name, Principal Business Address and Citizenship of Person Filing:

John Bennett Bennett Environmental Inc. Suite 208, 1540 Cornwall Road Oakville, Ontario L6J 7W5 Canada Citizenship: Canada

Item 2(d).	Title of Class of Securities: Common Shares without par value

Item 2(e).	CUSIP Number: 081906109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a	)	/ / Broker or dealer registered under Section 15 of the Exchange Act.
(b	)	/ / Bank as defined in Section 3(a)(6) of the Exchange Act.
(c	)	/ / Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d	)	/ / Investment company registered under Section 8 of the Investment Company Act.
(e	)	/ / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f	)	/ / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g	)	/ / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h	)	/ / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i	)	/ / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j	)	/ / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 081906109	Page 4 of 5

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

Totals shown include: (i) 642,625 Common Shares (including 227,500 immediately exercisable stock options) of the Issuer directly owned by Mr. Bennett; (ii) 1,050,000 Common Shares held by a trust over which Mr. Bennett exercises voting control; and (iii) 87,494 shares held by Mr. Bennett’s wife.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 081906109	Page 5 of 5

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2004

/s/ John Bennett

John Bennett